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                     January 26, 2024

       Tiewei Song
       Chief Executive Officer
       BIMI International Medical Inc.
       9th Floor, Building 2
       Chongqing Corporation Avenue
       Yuzhong District, Chongqing,
       P. R. China, 400010

                                                        Re: BIMI International
Medical Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed May 4, 2023
                                                            Correspondence
Filed April 24, 2023
                                                            File No. 001-34890

       Dear Tiewei Song:

               We issued comments to you on the above captioned filings on July 17, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 9, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336
       with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services
       cc:                                              Pang Zhang-Whitaker